Exhibit 4.1

Transfer of Loan Agreement

(Unofficial Summary English Translation Solely for Convenience)

Party A: Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”)

Legal Representative: Zengyong Wang

Party B: Shandong Shengjia Industrial Park Operation and Management (“Shandong Shengjia”)

Legal Representative: Yawen Zhang

Considering:

In April 2014, Fuwei Films (Shandong) Co., Ltd. (the “Fuwei Shandong”) entered into one Use of Capital Agreement with Shandong SNTON pursuant to which Fuwei Shandong obtained a loan for a total amount of RMB105.0 million from Shandong SNTON to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principal of this loan and the interest have not been paid. In March 2015, the Fuwei Shandong entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that Fuwei Shandong will pay off the principal of this loan plus interest upon availability of new loans from banks or other financial institutions. To date, Fuwei Shandong paid back part of the loan.

Shandong SNTON and Shandong Shengjia have agreed on terms and conditions set forth as below:

1.	Shandong SNTON transferred the remaining principal of this loan together with the related interest to Shandong Shengjia.

2.	The consideration of this transfer is 87.02 million and payment has been made on June 4, 2020.

Any dispute arising from this Agreement shall be settled through arbitration. If no agreement can be reached through arbitration, both parties shall have the right to bring an action against the other party with the court where the agreement is signed.

This agreement is in duplicates and each party holds one copy.

Shandong SNTON Optical Materials Technology Co., Ltd. (chop)

Shandong Shengjia Industrial Park Operation and Management (chop)

Date: June 10, 2020.